Exhibit 99.1

Company Announces Completion of move to Canada

January 21, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTC: TCFF) (Frankfurt: 3P2N) is pleased to announce that the previously announced proposed merger and continuation to redomicile from Delaware to a British Columbia corporation has been completed and is now effective. As noted in prior releases, the Company considers the move fundamental to reducing costs and regulatory filings and is pivotal to securing a brokered financing with a Canadian investment bank to fund development of its SASB Gas field. This redomicile of Trillion to Canada will streamline the activities required to drill and produce the SASB gas field.

The process to redomicile has been completed by way of (a) completion of a plan of merger from the State of Delaware into our British Columbia subsidiary (the “Continuance”), and (b) concurrently completing an amalgamation with that subsidiary under the laws of British Columbia (the “Amalgamation”) and together with the Continuance, the (“Repatriation Transaction”).

The Repatriation Transaction did not result in any changes to the board, management, day-to-day conduct of the business of the Company or its strategy. Among other advantages, management expects a reduction in the Company’s regulatory compliance costs, an enhanced ability to access the capital markets and an increase to the number of potential investors. Completion of the Repatriation Transactions will reduce or eliminated certain U.S. resale restrictions on common shares previously issued by the Company in private placement transactions. As a result of the Repatriation Transaction, the Company concluded that it will meet the definition of a “foreign private issuer”, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to the Repatriation Transaction, shareholders will receive or shall be entitled to receive, for everyone share of common stock of Trillion Energy International Inc. (Delaware) (“Trillion Share”), one common share of the now British Columbia incorporated Trillion Energy Inc. (a “Trillion BC Share”). Pursuant to the Repatriation Transaction, Trillion expects no change to the Company’s ticker symbols.

Arthur Halleran, CEO stated:

“We are pleased to have completed the move and now plan to expeditiously complete our financing and secure our drilling rig contract. Current natural pricing is at historic highs in the region which bodes well for our SASB natural gas drilling program we expect to commence later this year”

About the Company

Trillion Energy is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property.

For further information, please see our website: www.trillionenergy.com or email us: info@trillionenergy.com. The Company’s NI 51-101 and other reports relating to its reserves as of December 31, 2020 are filed on www.sedar.com, www.thecse.com, as well as the Company’s website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com